FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Interim Financial Statements for the Period ended September 30, 2003.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F

     X

                                     FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES

NO

   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: October 17, 2003

BY:

Chris Robbins

It’s       Vice President

(Title)

October 17, 2003

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources, Inc.

Quarterly Financial Statements
For the nine months ended September 30, 2003
(expressed in Canadian dollars)

Schedule A … Financial Information

Schedule B … Supplementary Information

Schedule C … Management Discussion

Notice to the Reader

The balance sheets of Anglo Swiss Resources, Inc. as at September 30, 2003

and the statements of income and deficit and changes in cash flows for the nine months then ended have been compiled from information provided by management. These statements have not been audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Anglo Swiss Resources, Inc		Schedule A
Balance Sheet
(expressed in Canadian dollars)

ASSETS	September 30,	December 31,
	2003	2002
	$	$
Current assets
Cash and term deposits	8,961	10,906
Accounts receivable	3,679	4,494
Prepaid expense	23	214

	12,664	15,614

Reclamation bond	14,800	14,800

Fixed assets	993,133	994,957

Mineral properties	2,843,354	2,874,169

	3,863,952	3,899,540
LIABILITIES

Current liabilities
Accounts payable	26,045	31,767
Accrued property and capital taxes	86,801	81,851

Non current liabilities	10,000	-

Related parties
Due to related parties	225,419	157,439

SHAREHOLDERS' EQUITY

Capital stock
500,000,000 Authorized common shares

44,825,688 Issued (44,825,688-December 31, 2002)	11,224,585	11,224,585

Options Exercised	-	-
Warrants Exercised	-	-

Contributed surplus	106,316	106,316

Deficit	(7,815,215)	(7,702,418)

	3,515,686	3,628,484

	3,863,952	3,899,540
Approved by the Board of Directors:

See - Nature of operations and going concern (Note 1)

"Len Danard" , Director	"Chris Robbins" , Director

(Unaudited – See Notice to Reader)

Anglo Swiss Resources, Inc				Schedule A
Statements of Income and Deficit
(expressed in Canadian dollars)
	3 Months Ended		9 Months Ended

	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2003	2002	2003	2002

Interest and sundry income	609	306	625	90,369

Operating expenses
Exploration	-	-	-	-
Property taxes	1,950	1,500	5,176	4,665
Utilities	39	158	639	454
Other expenses	4,800	5,300	4,927	5,784

	6,789	6,958	10,742	10,904

	(6,181)	(6,651)	(10,118)	79,466

General and administrative expenses
Amortization	568	741	1,824	2,380
Consulting	15,000	15,000	45,000	42,000
Interest and bank charges	2	151	71	637
Professional fees	17,035	5,880	33,599	19,581
Exchange fees	705	75	8,717	6,051
Transfer agent fees	1,341	943	3,241	3,470
Office and miscellaneous	2,672	3,488	8,181	39,823
Shareholders' information	0	109	2,047	5,413
Travel and promotion	0	3,164	0	5,414
Write-down of mineral properties	-	0	-	0

	37,325	29,550	102,680	124,768

Income (loss) before other items	(43,505)	(36,202)	(112,797)	(45,302)

Adjustment of prior year payable	-	-	-	-
Gain on settlement of debentures	-	-	-	-

Net loss for the period	(43,505)	(36,202)	(112,797)	(45,302)

Net loss per share	(0.001)	(0.001)	(0.003)	(0.001)

(Unaudited – See Notice to Reader)

Anglo Swiss Resources, Inc				Schedule A
Statements of Cash Flows
(expressed in Canadian dollars)
	3 Months Ended		9 Months Ended

	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2003	2002	2003	2002
Cash flows from operating activities
Net loss for the period	(43,505)	(36,202)	(112,797)	(45,302)
Items not involving outlay of cash:
- Amortization	568	741	1,824	2,380
- Adjustment of prior years payables	-	-	-	-
- Write-down on mineral property	-	-	-	-
	(42,937)	(35,461)	(110,973)	(42,923)
Net change in non-cash working capital
- Accounts receivable	(1,121)	(559)	814	4,526
- Prepaids	1,509	-	191	441
- Accounts payable and accrued liabilities	54,380	17,950	77,209	7,446

	11,831	(18,070)	(32,760)	(30,510)

Cash flows from investing activities
Exploration & acquisition costs	(12,000)	14,674	30,815	11,056
Option receipt	-	-	-	-
Acquisition	-	-	-	-
Proceeds on sales of equipment	-	-	-	-
Funds on deposit	-	-	-	-

	(12,000)	14,674	30,815	11,056

Cash flows from financing activities
Advances from shareholders	-	-	-	-
Capital stock allotted for cash	-	-	-	-
Capital stock allotted for options	-	-	-	-
Capital stock returned to treasury	-	-	-	-
Settlement of accounts payable and other	-	-	-	-
	-	-	-	-

Increase (decrease) in cash during the period	(169)	(3,396)	(1,945)	(19,453)

Cash, beginning of the period	9,130	29,326	10,906	45,383

Cash, end of the period	8,961	25,930	8,961	25,930

(Unaudited – See Notice to Reader)

Anglo Swiss Resources, Inc
Schedule A Financial Information
(expressed in Canadian dollars)

1. Nature of operations and going concern

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources. At that stage, the Company's operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations.

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals. Before, during and after the period ended September 30, 2003, the Company was engaged in continued exploration of its gold property in British Columbia and simultaneously, a gemstone/graphite property located in south-eastern British Columbia.
As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political instability and government regulations, the success of attracting joint venture partners, all of which are beyond the control of the
Company.

At Sept 30, 2003, the Company had a working capital deficiency of $325,301 and without a source of funding, will be unable to meet its obligations as they fall due. In addition, the Company will require additional financing to complete the exploration of its mineral properties. Management is pursuing a private placement to fund general administrative expenses and a joint venture partner for its Kenville gold project, with the hope of recommencing small-scale production at the site.
While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers, or native land claims, and title may be affected by undetected defects.

2. Interim unaudited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2002.

3. Capital stock

Authorized capital:	500,000,000 common shares without par value
	400,000,000 preferred shares without par value

Common shares issued and outstanding:		# of Shares	Amount
September 30, 2003:		44,825,688	$11,224,585

4. Mineral properties
	Acquisition	Exploration
	costs	expenditures	Total
	$	$	$
Kenville
Balance, Dec 31, 2002	1,595,596	(33,299)	1,562,297
Expenditures - 2003		(36,108)	(36,108)
	1,595,596	(69,407)	1,526,189

Blu Starr
Balance, Dec 31, 2002	812,306	474,565	1,286,871
Expenditures - 2003		5,294	5,294
	812,306	479,859	1,292,165

Catamayo River
Balance, Dec 31, 2002	25,000	-	25,000
Expenditures - 2003	-	-	-
	25,000	-	25,000

Neuvos Playas
Balance, Dec 31, 2002	0	-	0
Expenditures - 2003	-	-	-
	0	-	0

Total	2,432,903	410,452	2,843,354

5. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

6. Related Party Transactions

During the third quarter of 2003 the Company incurred consulting fees of $15,000
($15,000 – 2002) for management services by directors or officers or organizations controlled by such parties. No remuneration was paid in this regard, nor where any amounts paid in the third quarter of 2002. The Company paid no amount to a law firm in which an officer is a partner of the firm during the third quarter 2003 and carries a payable of $116,096 to the same firm.

Anglo Swiss Resources, Inc
Schedule B Supplementary Information
(expressed in Canadian dollars)

For the quarter ended September 30, 2003:

1. Breakdown of professional fees

	Accounting		$ 13,531
	Legal		20,068
			$ 33,599
2. Non-arm's length party transactions

(a) Consulting fees charged to the company

Directors third quarter			$ 15,000
			$ 15,000

(b) Expenditures made to non-arm's length parties

During the third quarter, there were no amounts paid as consulting fees to directors or to a company controlled by a director.

3. Directors at September 30, 2003

Len Danard	Leroy Wolbaum		Chris Robbins

4. No securities were issued during this quarter		Authorized	Issued
		500,000,000	44,825,688

5. No options were granted or cancelled during the quarter

6. Share Capital

(a) Authorized and issued share capital at September 30, 2003

Authorized capital:	500,000,000 common shares without par value
	400,000,000 preferred shares without par value

Common shares issued and outstanding:			44,825,688
$ Amount To-date			$ 11,284,585

(b) No stock warrants outstanding at September 30, 2003

(c) Number of shares in escrow or pooling agreement

Number of shares			NIL

(d) Stock options outstanding

Security	Number	Exercise Price	Expiry date

Options	1,500,000	$0.25	Dec 18, 2003
Options	200,000	$0.68	Feb 2, 2004
Options	50,000	$0.42	Mar 26, 2004
Options	350,000	$0.28	Dec 18, 2004
Options	2,250,000	$0.21	Mar 21, 2005
Options	25,000	$0.25	Mar 28, 2005
Options	1,000,000	$0.10	Jan 23, 2007
Options	1,125,000	$0.10	Feb 17, 2008
Total	6,500,000

The Company has adopted the new recommendations of the CICA for accounting for stock based compensation expense. Under this method, no compensation expense is recognized when stock options granted to directors and employees become vested.
However, additional disclosure of the effects of stock based compensation to directors and employees is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at
September 30, 2003:
Risk-free interest rate			2.63%
Expected dividend yield			-
Expected stock price volatility			112%
Expected option life in years			1.915

The pro forma effect on net loss and loss per share for the period ended September 30, 2003 on the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:
Net loss for the period
Reported			$ (112,797)
Pro-forma			$ (133,401)
Basic and diluted loss per share
Reported			$ (0.003)
Pro-forma			$ (0.003)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessary provide a reliable single measure of the fair value of the Company's stock options.

ANGLO SWISS RESOURCES INC.

SCHEDULE C

MANAGEMENT DISCUSSION FOR

 THE NINE MONTHS ENDED SEPTEMBER 30, 2003

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.

The Company is continuing its efforts in the development of the Kenville Gold property and the Blu Starr gemstone/graphite property, both located in southern British Columbia.  A strategic joint venture partner(s) is being sourced to continue or fund exploration of these properties.

As the Company is currently carrying a working capital deficit of $325,301, a financing is an ongoing concern and while the Company has been successful in raising the necessary funds to-date, there can be no assurance that it will be able to continue to do so.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Please review Liquidity and Capital Resources further on.

OPERATIONS AND FINANCIAL CONDITION

At September 30, 2003, the Company had total assets of  $3,863,952 as compared to $3,909,074 at September 30, 2002, reflecting the decrease in working capital through general administrative expenditures incurred through the period.  The working capital deficiency for the nine-months ended September 30, 2003 was higher at $325,301 compared to $242,897 for the same period in 2002, attributed mostly to the accruals to insiders.

The Company continues to restrict its expenditures and is up to-date on its current payables.  Non-current liabilities are $10,000 due to a short-term loan in that amount, carrying 5% annual interest, from an arms-length individual and $86,801 has been accrued for capital and property taxes, ($79,800 at September 30, 2002).   The majority of the liabilities outstanding are due to the amounts owed to related parties ($225,419) and ($137,629) for the nine month periods ended September 30, 2003 and 2002 respectively. The current amounts owed to related parties are $109,323 owed to two directors for their activities as management and $116,096 to a law firm in which an officer of the Company is a partner.

The Company’s largest cash expense in the third quarter of 2003 and 2002 was attributed to General and Administrative expenses.  For the three-month period ended September 30, 2003, G&A expenses were $37,325 compared to $29,550 for the same period ended September 30, 2002. G&A expenses for the nine-month period ended 2003 were $102,680, slightly less than $124,768 incurred for the same period ended 2002.  The net loss for the three-month period ended September 30, 2003 was $43,505 while the same period in 2002 had a loss of $36,202.  Management has been successful in lowering costs and conserving cash outflow by performing a majority of its operations internally.

Shareholder’s information for the period ended September 30, 2003 was $0 as there were no news releases issued or trade shows attended during the three-month period.  For the nine-month period $2,047 was spent on shareholder’s information in 2003 and $5,413 in 2002. An investor relations contract was filed during the first quarter of 2003, with a maximum remuneration of $2,000 monthly and a stock option plan; which have been approved by the TSX Venture Exchange.  Both parties have agreed to minimal functions while the Company attempts to raise additional funds and advance its properties.

During the three months ended September 30, 2003, the Company recorded sundry and interest income of $609 compared to $306 for the three-month period ended September 30, 2002.  The Company believes that for at least the remainder of the current fiscal year it will have to further rely on the continued sale of its common shares to meet its ongoing obligations.  Although the Company has in the past been successful in raising capital, there can be no assurances that this trend will continue; which would deter the ability of the Company to continue its development and raises substantial doubt as to its ability to continue as a going concern.

For the three-month period ended September 30, 2003 and 2002, a $15,000 charge for consulting fees is incurred by two directors for their services as management.  Standard quarterly billing is now set at $15,000 for these consulting services.  No cash amounts have been paid in this regard during the first nine months of 2003 as management has curtailed all discretionary payments.

The net loss for the nine-month period ended September 30, 2003 was $112,797 and $45,302 for the same period in 2002, or <$0.01 per share.

RELATED PARTY TRANSACTIONS

Other than management remuneration set at $15,000 per quarter and being accrued, the Company paid $1,000 to a law firm in which an officer is a partner of the firm during the first quarter of 2003, $6,813 in the second quarter, $0 in the third quarter and carries a payable of $116,096 to the same firm as at September 30, 2003.

CAPITAL STOCK

There are no outstanding warrants at September 30, 2003.  Please refer to Note 6 (d) of Schedule B, for a list of the 6,500,000 options outstanding as at September 30, 2003. The Company has 44,825,688 shares outstanding as of September 30, 2003, and 51,325,688 on a fully diluted basis.

LIQUIDITY AND CAPITAL REQUIREMENTS

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after period ended September 30, 2003, the Company is engaged in continued exploration of its gold property in British Columbia and simultaneously, a gemstone/graphite property also located in South-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, government regulations, and the success of securing joint venture partners, all of which are beyond the control of the Company.

The Company’s exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurances that such financing can be obtained by the Company. The failure to obtain such financing could affect the ability of the Company to continue its development and operate as a going concern.

SUBSEQUENT EVENTS

The Company is currently appealing a court decision to enforce an Option Joint Venture Agreement related to the Kenville Mine property (News Release dated September 5, 2002).  The Optionees paid only $15,000 of the initial consideration of $30,000 and failed to pay the outstanding balance by the due date.  The Company will consider dropping the appeal if the Optionees are able to prove their ability to finance the $700,000 three-year development of the property.  If the Optionees are unable to meet their financial obligations the Company will let the appeal process continue.  It is the Company’s intent to further develop the property, with or without a joint venture partner.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relation activities internally with various officers and directors whose duties include responding to enquiries from the Company’s shareholders and the public, distribution of news and information about the Company and other developments in the resource industry.

The company has retained the services of Daimler Partners, the principal of which is Mr. Peter Holt.  Daimler Partners’ responsibilities include maintaining the existing shareholder base as well as increasing the Company’s exposure within the financial communities in both Canada and the United States.  The Company intends to increase its exposure within the financial community upon successfully completing a financing.

The Company maintains a website on the Internet with the objective to increase the Company’s shareholder base and possibly assist in attracting investment capital or future partnerships/strategic alliances for further advancement of the Company’s properties.

On behalf of the Board,

“Len  Danard”

Len Danard

President & CEO